EXHIBIT 99

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NEWS
KADANT
AN ACCENT ON INNOVATION
One Technology Park Drive
Westford, MA 01886

Investor contact: Thomas M. O'Brien, 978-776-2000

Kadant Reports Results for Second Quarter 2007

WESTFORD, Mass., July 25, 2007 - Kadant Inc. (NYSE:KAI) reported revenues from continuing operations in the second quarter of 2007 of $89.1 million, compared with $89.6 million in the second quarter of 2006, a decrease of 1 percent. Revenues for the second quarter of 2007 included a 3 percent increase from foreign currency translation. Operating income from continuing operations in the 2007 quarter increased 5 percent to $9.2 million versus $8.7 million in 2006. Income from continuing operations (after-tax) was $5.9 million in 2007, or $.42 of diluted earnings per share (EPS), versus income of $5.6 million, or $.40 of diluted EPS, a year ago. The results in 2007 include a loss of $.02 per diluted share from the sale of our Casting Products business in April 2007, and $.01 per diluted share of employee equity compensation expense. Including the discontinued operation, net income in the second quarter of 2007 was $4.9 million versus $5.0 million in the 2006 quarter, or $.35 per diluted share in both periods.

"We had another solid quarter exceeding the upper range of our revenue guidance by $3 million and the upper range of our EPS guidance from continuing operations by $.04." said William A. Rainville, chairman and chief executive officer of Kadant. "Our bookings were over $91 million in the second quarter of 2007, and we ended the quarter with $87 million in backlog, our highest level ever, which we believe positions us well for the second half of 2007. We had record bookings in our fluid-handling product line of $27 million, a 19 percent increase over the prior year's quarter. Our stock preparation orders in China continue to be strong, exceeding $21 million in the second quarter of 2007.

"We expect to report GAAP diluted EPS of $.37 to $.39 from continuing operations in the third quarter of 2007, on revenues of $90 to $92 million. For the full year, including the $.02 loss per diluted share from the sale of our Casting Products business, we continue to expect GAAP diluted EPS of $1.49 to $1.59 from continuing operations on revenues of $360 to $370 million. The guidance for the third quarter and full year of 2007 includes employee equity compensation expense of $.02 and $.05 per diluted share, respectively."

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including earnings before interest, taxes, depreciation, and amortization (EBITDA) adjusted to exclude the loss from the sale of our Casting Products business. We exclude this item because its occurrence is outside of our normal operating activities. We believe that the inclusion of this measure helps investors to gain a better understanding of our underlying operations and future prospects, consistent with how management measures and forecasts Kadant's performance, especially when comparing such results to previous periods or forecasts. We also believe this information is responsive to investors' requests and gives them an additional measure of Kadant's performance.

We use non-GAAP financial measures, in addition to GAAP financial measures, as the basis for measuring our underlying operating performance and comparing such performance to that of prior periods or forecasts and to the performance of our competitors. Such measures are also used by us in our financial and operating decision-making and for compensation purposes.

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The non-GAAP financial measure included in this press release is not meant to be considered superior to or a substitute for the results of operations prepared in accordance with GAAP. In addition, the non-GAAP financial measure included in this press release has limitations associated with its use as compared to the most directly comparable GAAP measure, in that it may be different from, and therefore not comparable to, similar measures used by other companies.

EBITDA in the 2007 periods exclude:

- Pre-tax loss from the sale of our Casting Products business as we believe this charge to be outside of our normal operating costs and infrequent in nature.

A reconciliation of the non-GAAP financial measure to our most directly comparable GAAP financial measure is set forth in the accompanying tables.

Conference Call

Kadant will hold its earnings conference call on Thursday, July 26, 2007, at 11 a.m. Eastern time. To listen, call 800-709-2159 within the U.S., or 973-582-2810 outside the U.S. You can also listen to the call live on the Web by visiting www.kadant.com and clicking on "Investors." An audio archive of the call will be available on our Web site until August 24, 2007.

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Financial Highlights (unaudited)

(In thousands, except per share amounts and percentages)

Consolidated Statement of Income	Three Months Ended		Six Months Ended	
	June 30, 2007	July 1, 2006	June 30, 2007	July 1, 2006
Revenues	$ 89,107	$ 89,567	$ 177,348	$ 165,158
Costs and Operating Expenses:				
Cost of revenues	54,964	56,847	110,658	103,821
Selling, general, and administrative expenses	23,087	22,498	46,583	44,619
Research and development expenses	1,493	1,496	3,160	3,041
Loss on sale of subsidiary (a)	388	-	388	-
Restructuring costs	-	-	-	138
	79,932	80,841	160,789	151,619
Operating Income	9,175	8,726	16,559	13,539
Interest Income	342	251	693	510
Interest Expense	(789)	(804)	(1,595)	(1,598)
Income from Continuing Operations Before Provision for Income Taxes and Minority Interest Expense	8,728	8,173	15,657	12,451
Provision for Income Taxes	2,705	2,529	4,895	3,984
Minority Interest Expense	87	47	135	105
Income from Continuing Operations	5,936	5,597	10,627	8,362
Loss from Discontinued Operation, Net of Tax	(1,022)	(627)	(1,414)	(741)
Net Income	$ 4,914	$ 4,970	$ 9,213	$ 7,621
Basic Earnings per Share				
Income from Continuing Operations	$ .42	$ .41	$ .76	$ .61
Loss from Discontinued Operation	(.07)	(.05)	(.10)	(.05)
Net Income	$ .35	$ .36	$ .66	$ .56
Diluted Earnings per Share				
Income from Continuing Operations	$ .42	$ .40	$ .75	$ .60
Loss from Discontinued Operation	(.07)	(.05)	(.10)	(.05)
Net Income	$ .35	$ .35	$ .65	$ .55
Weighted Average Shares				
Basic	14,012	13,702	14,010	13,641
Diluted	14,202	14,056	14,208	13,948

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Business Segment Information (b)	Three Months Ended				Six Months Ended			
		June 30, 2007		July 1, 2006		June 30, 2007		July 1, 2006
Revenues:								
Pulp and Papermaking Systems	$	86,609	$	85,427	$	170,643	$	156,500
Other		2,498		4,140		6,705		8,658
	$	89,107	$	89,567	$	177,348	$	165,158
Gross Profit Margin:								
Pulp and Papermaking Systems		38%		37%		38%		38%
Other		34%		31%		34%		30%
		38%		37%		38%		37%
Operating Income:								
Pulp and Papermaking Systems	$	12,238	$	11,016	$	21,808	$	17,767
Corporate and Other		(3,063)		(2,290)		(5,249)		(4,228)
	$	9,175	$	8,726	$	16,559	$	13,539
Bookings from Continuing Operations:								
Pulp and Papermaking Systems	$	89,310	$	85,914	$	185,517	$	184,114
Other		2,343		2,936		6,360		8,357
	$	91,653	$	88,850	$	191,877	$	192,471
Capital Expenditures from Continuing Operations:								
Pulp and Papermaking Systems	$	846	$	638	$	1,621	$	975
Corporate and Other		40		85		103		131
	$	886	$	723	$	1,724	$	1,106

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Cash Flow and Other Data from Continuing Operations		Three Months Ended			Six Months Ended	
		June 30, 2007	July 1, 2006		June 30, 2007	July 1, 2006
Cash (Used in) Provided by Operations	$	(2,684) $	(2,038) $		3,768 $	(356)
Depreciation and Amortization Expense		1,891	1,825		3,648	3,755

Balance Sheet Data					June 30, 2007	Dec. 30, 2006
Cash and Cash Equivalents				$	40,264 $	39,634
Short- and Long-term Debt					50,209	53,982
Shareholders' Investment					252,874	237,965

EBITDA Data		Three Months Ended			Six Months Ended	
		June 30, 2007	July 1, 2006		June 30, 2007	July 1, 2006
Consolidated						
GAAP Operating Income	$	9,175 $	8,726 $		16,559 $	13,539
Depreciation and Amortization		1,891	1,825		3,648	3,755
Loss on sale of subsidiary (a)		388	-		388	-
EBITDA	$	11,454 $	10,551 $		20,595 $	17,294
Pulp and Papermaking Systems						
GAAP Operating Income	$	12,238 $	11,016 $		21,808 $	17,767
Depreciation and Amortization		1,762	1,678		3,386	3,430
EBITDA	$	14,000 $	12,694 $		25,194 $	21,197
Corporate and Other (b)						
GAAP Operating Loss	$	(3,063) $	(2,290) $		(5,249) $	(4,228)
Depreciation and Amortization		129	147		262	325
Loss on sale of subsidiary (a)		388	-		388	-
EBITDA	$	(2,546) $	(2,143) $		(4,599) $	(3,903)

(a) Reflects a pre-tax loss on the sale of the Castings Products business on April 30, 2007.

(b) "Other" includes the results from the Fiber-based Products business and the Casting Products business through its sale on April 30, 2007.

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About Kadant

Kadant Inc. is a leading supplier to the global pulp and paper industry, with a range of products and services for improving efficiency and quality in pulp and paper production, including paper machine accessories and systems for stock preparation, fluid handling, and water management. Our fluid-handling products are also used to optimize production in the steel, rubber, plastics, food, and textile industries. In addition, we produce granules from papermaking byproducts for agricultural and lawn and garden applications. Kadant is based in Westford, Massachusetts, with revenues of $342 million in 2006 and 2,000 employees in 16 countries worldwide. For more information, visit www.kadant.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance, demand for our products, and growth opportunities and strategies. Important factors that could cause actual results to differ materially from those indicated by such statements are set forth under the heading "Risk Factors" in Kadant's quarterly report on Form 10-Q for the period ended March 31, 2007. These include risks and uncertainties relating to our dependence on the pulp and paper industry; significance of sales and operation of manufacturing facilities in China; international sales and operations; competition; our debt obligations; restrictions in our credit agreement; future warranty claims associated with the discontinued operation; our acquisition strategy; future restructurings; risks associated with our fiber-based products business; protection of patents and proprietary rights; fluctuations in quarterly operating results; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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